MAO REN INTERNATIONAL, INC.

Financial Statements
As of and for the years ended December 31, 2014 and 2013
And Independent Auditor's Report

 **WLCC ACCOUNTANCY CORP** | PCAOB

Independent Auditor's Report

To the Board of Directors and Stockholders
Mao Ren International, Inc.

We have audited the accompanying balance sheets of Mao Ren International, Inc. ("the Company") as of December 31, 2014 and 2013, and the related statements of operations and stockholders' equity (deficit) and cash flows for each of the two years then ended December 31, 2014 and 2013. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mao Ren International, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Oxnard, California
April 26, 2015

December 31,		2014		2013
ASSETS				
Current Assets:				
Cash and cash equivalents	$	119,098	$	323,449
Prepaid expenses and other current assets		10,075		3,941
Total current assets		129,173		327,390
Long-term receivables		27,382,074		28,998,485
Investments		378,982		-
Restricted cash		-		430,391
Other assets		1,230		1,202
Total assets	$	27,891,459	$	29,757,468
LIABILITIES AND STOCKHOLDERS' DEFICT				
Current Liabilities:				
Accrued expenses and other current liabilities	$	-	$	21,598
Total current liabilities		-		21,598
Long-term payable		28,811,773		30,512,582
Total liabilities		28,811,773		30,534,180
Stockholders' Equity (Deficit):				
Common stock (NT$1 per value; authorized 464,000 shares; issued and outstanding 464,000 shares at December 31, 2014 and 2013)		14,471		14,471
Accumulated deficit		(968,280)		(775,059)
Accumulated other comprehensive income (loss)		33,495		(16,124)
Total stockholders' equity (deficit)		(920,314)		(776,712)
Total liabilities and stockholders' equity (deficit)	$	27,891,459	$	29,757,468

See accompanying notes to financial statements.

Years ended December 31,		2014			2013	
Revenues	$	-		$	-	
Operating expenses						
General and administrative		173,018			99,927	
Total operating expenses		173,018			99,927	
Loss from operations		(173,018	)		(99,927	)
Other income (expense)						
Interest expense		(21,012	)		(21,680	)
Interest income		842			859	
Other income (expense), net		(33	)		(187,404	)
Total other income (expense), net		(20,203	)		(208,255	)
Loss before income taxes		(193,221	)		(308,152	)
Provision for income taxes		-			-	
Net loss	$	(193,221	)	$	(308,152	)
Other comprehensive loss, net of tax:						
Cumulative translation adjustments ("CTA")		49,619			(16,124	)
Total other comprehensive loss, net of tax	$	(143,602	)	$	(324,276	)

See accompanying notes to financial statements.

Statements of Stockholders' Equity (Deficit)

	Shares		Preferred Stock	Shares		Common Stock		Accumulated deficit		Accumulated other comprehensive income (loss)		Total Equity
Balance, December 31, 2012	4,580,000	$	144,552	464,000	$	14,471	$	(466,907)	$	(8,461)	$	(316,345)
Issuance of 8,300,000 shares of preferred stock	8,300,000		277,342									277,342
Retirement of 12,880,000 shares of preferred stock	(12,880,000)		(421,894)					-		-		(421,894)
Translation adjustment								-		(7,663)		(7,663)
Net loss								(308,152)				(308,152)
Balance, December 31, 2013	-		-	464,000		14,471		(775,059)		(16,124)		(776,712)
Translation adjustment										49,619		49,619
Net loss								(193,221)		-		(193,221)
Balance, December 31, 2014	-		-	464,000	$	14,471	$	(968,280)	$	33,495	$	(920,314)

See accompanying notes to financial statements.

Years ended December 31,	2014	2013
Cash flows from operating activities:		
Net loss	$ (193,221)	$ (308,152)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Gain on forgiveness of other payable	-	(1,571,509)
Impairment loss		1,758,913
Changes in assets and liabilities:		
Other receivables	-	1,508,140
Prepaid expenses	(6,569)	(3,380)
Other assets	(98)	-
Restricted cash	420,151	(432,994)
Accrued expenses	(21,084)	20,793
Other payable	-	(254,955)
Net cash provided by operating activities	199,179	716,856
Cash flows from investing activities:		
Purchase of investment securities	(398,084)	-
Net cash used in investing activities	(398,084)	-
Cash flows from financing activities:		
Purchase of preferred stock for retirement 12,880,000 shares	-	(421,893)
Net cash used in financing activities	-	(421,893)
Effect of exchange rate changes on cash and cash equivalents	(5,446)	(12,930)
Net increase (decrease) in cash	(204,351)	282,033
Cash and cash equivalents – beginning of year	323,449	41,416
Cash and cash equivalents – end of year	$ 119,098	$ 323,449
Supplemental disclosure of cash flows information		
Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ -	$ -
Supplemental disclosure of noncash financing activities		
Issuance of preferred stock in settlement of note payable	$ -	$ 277,342

See accompanying notes to financial statements

1. **PRESENTATION AND NATURE OF OPERATIONS**

    Nature of Operations

    Mao Ren International, Inc., a company in the developmental stage (referred to herein as "the Company", "we", "us" or "our") was formed in December, 2009 in Taichung, Taiwan. The Company's business plan is to develop the land and construct and sale of residential homes, parking lots, theme park, and commercial properties. The Company's year-end is December 31.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Cash and Equivalents

    We consider highly liquid investments with an original maturity of three months or less to be cash equivalents.

    Available-for-Sale Marketable Securities

    Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity. The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

    Fair Value of Financial Instruments

    The Company follows the provisions of Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures. It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

    Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

    Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

    Level 3-Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

    The carrying amounts reported in the accompanying balance sheets for cash, restricted cash, security deposits, other current assets, accounts payable, other payables, customer deposits, accrued expenses and taxes payable approximate their fair value based on the short-term maturity of these instruments. The fair value of the long term customer, construction and security deposits approximate their carrying amounts because the deposits are received in cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the financial statements. Estimates are used for, but not limited to, the assumptions and estimates used by management in recognizing development revenue under the percentage of completion method, the selection of the useful lives of property and equipment, provision necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes

The Company accounts for income taxes under ASC topic 740, Income Taxes, ASC topic 740 defines an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. ASC topic 740 further requires that a tax position must be more likely than not to be sustained before being recognized in the financial statements, as well as the accrual of interest and penalties as applicable on unrecognized tax positions.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period, if any, and the change during the period in deferred tax assets and liabilities.

Valuation allowance are recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred income taxes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and other receivables arising from its normal business activities. The Company has a diversified customer base. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable related credit risk exposure beyond such allowance is limited.

Contracts with clients usually contain standard provisions allowing the client to curtail or terminate contracts for convenience. Upon such a termination, we are generally entitled to recover costs incurred, settlement expenses and profit on work completed prior to termination.

The Company maintains its cash with banks in Taiwan. The Central Deposit Insurance Corporation (CDIC) in Taiwan insured the deposits up to NT$3,000,000. As of December 31, 2014 and 2013, the Company has uninsured balance NT$735,437 and NT$6,177,461, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income (Loss)

The Company follows ASC 220, "Comprehensive Income" to recognize the elements of comprehensive income. Comprehensive income is comprised of net income and all changes to the statements of stockholders' equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive loss for the years ended December 31, 2014 and 2013 included net loss and income (loss) from foreign currency translation adjustments.

Foreign Currency Translation

The Company's financial statements are presented in the U.S. dollar ($), which is the Company's reporting currency, while its functional currency is New Taiwan dollar (NT$). Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the statements of operations. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange prevailing at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of operations.

In accordance with ASC 830, Foreign Currency Matters, the Company translates the assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date and the statements of operations and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation from New Taiwan dollar into U.S. dollar are recorded in stockholders' equity as part of accumulated other comprehensive income. The exchange rates used for financial statements in accordance with ASC 830, Foreign Currency Matters, are as follows:

December 31, 2014		Average Rate for the year		Exchange Rate at year end
New Taiwan dollar	NT$	30.6800	NT$	31.7180
United States dollar ($)	$	1.0000	$	1.0000

December 31, 2013		Average Rate for the year		Exchange Rate at year end
New Taiwan dollar	NT$	29.7700	NT$	29.9500
United States dollar ($)	$	1.0000	$	1.0000

3. RECENT ACCOUNTING PRONOUNCEMENTS

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

4. **INVESTMENTS**

On April 23 and May 22, 2014, the Company entered into stock purchase agreements with an individual shareholder of San Lotus Holding Inc. (SLH) to purchase 2,526,825 and 1,454,019 shares in $0.1 per share, totaled $398,084. The Company's CEO is the Secretary and Director of SLH. The seller has not transfer the title of SLH shares to the Company as of December 31, 2014. This investment, which is carried at cost, is made for long-term business affiliation reasons. In addition, this investment is subject to restrictions relating to any sale, transfer or other disposition through 2016.

5. **LONG-TERM RECEIBALES AND PAYABLE**

The Company entered into several collateral transfer agreements with the creditors in February 2010 to assign the right of the collateralized lands. In 2011, Taiwan Taichung District Court has ordered the pay warrants to request debtor pay the Company in the amount of NT$5,851,967,413. Pursuant to the agreement, the creditors agreed with the Company to enforce and execute the auction by the court or itself against the debtor's remaining assets. In the return, the Company is being compensated by the creditors to use the proceeds from the sale of collateralized land to reinvest or develop the collateralized land to construct the real estate and then sell. There is no timeline to pay off the long-term payable.

The Company has hired the independent appraiser to evaluate the fair value of collateralized land and recorded the other receivable from the fair value of collaterals with a certain discounts. The Company recorded the long-term receivable based on the net realized value of the collateralized land.

Location	Fair Value		Size (m2)	Official planning usage of the land
Taichung	NT$	142,749,396	92,196	Scenic area
Miaoli		69,408,031	60,224	Nature reserve, private vocational land, farming and forestry land
Yilan		396,963,915	57,265	Agriculture zone and A. D class construction land
Hualien		39,697,491	56,783	Scenic area/ forest area
Kaohsiung		48,592,586	3,953	Agriculture, road and hotel zone
Tainan		84,671,557	54,411	Agriculture zone
Pingtung		65,157,469	66,685	Agriculture zone
Taitung		21,264,050	60,322	Agriculture zone
Total	NT$	868,504,495	451,970	

In April 2013, Chiayi District Court has executed the auction sale of the land and distributed the money to the Company in NTD 43,882,150. In June 2013, the Company received the fund from Tainan District Court in NTD 1,015,178 from the auction sale of office building.

As of December 31, 2014 and 2013, the Company has the other receivable in the amount of $27,382,074 and $28,998,485, respectively. The Company also has the obligation to pay the creditors in the amount of $28,811,773 and $30,512,582 as of December 31, 2014 and 2013, respectively.

6. **RESTRICTED CASH**

Restricted cash at December 31, 2014 and 2013 is $0 and $430,391 of cash held in three bank accounts pursuant to the Trust Agreement, which was established during the quarter July 2013 in connection with the proceeds from the auction sale transaction.

7.   **COMPREHENSIVE INCOME (LOSS)**

Total comprehensive income (loss) includes, in addition to net income, changes in equity that are excluded from the statement of income and are recorded directly into a separate section of stockholders' equity on the balance sheet.

Comprehensive income (loss) and its components consist of the following:

Years ended December 31,		*2014*		*2013*
Net loss	$	(193,221)	$	(308,152)
Net change in foreign currency translation adjustments		49,619		(16,124)
Comprehensive loss	$	(143,602)	$	(324,276)

8.   **INCOME TAXES**

The Company is incorporated in Taiwan and is subject to Taiwan's Income Tax Law. For the years ended December 31, 2014 and 2013, the Company recorded income tax expense of $0.

9.   **SUBSEQUENT EVENTS**

On March 31, 2015, Green Forest Management Consulting Inc., a Taiwan (R.O.C.) corporation ("Green Forest"), entered into a stock purchase agreement (the "Stock Purchase Agreement") to purchase Mao Ren International Inc. ("Mao Ren") from its shareholders to acquire 100 percent of the outstanding share of common stock in Mao Ren in exchange for US$1. The Company's President is the director of Green Forest and Green Forest is the wholly-owned subsidiary of San Lotus Holding Inc.